Wells Fargo & Company

420 Montgomery Street

San Francisco, California 94163

November 21, 2008

TRANSMITTED VIA EDGAR

David Lyon

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NW

Washington, DC 20549

Re:	Wells Fargo & Company Amendment No. 1 to Registration Statement on
Form S-4 to be Filed November 24, 2008 and Documents Incorporated by
Reference (File No. 333-153922)

Dear Mr. Lyon:

Wells Fargo & Company (the “Registrant”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to November 24, 2008, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kerri L. Klemz of Wells Fargo & Company at (612) 667-4652 with any questions you may have concerning this request. In addition, please notify Ms. Klemz when this request for acceleration has been granted.

Sincerely,

Wells Fargo & Company

By	/s/ Richard D. Levy
Richard D. Levy
Executive Vice President and Controller